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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          -----------------------------


                                   FORM 10-SB
                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                          -----------------------------


                               SALAMON GROUP, INC.
               (NAME OF SMALL BUSINESS REGISTRANT IN ITS CHARTER)





            NEVADA                                        93-1324674
(STATE OR OTHER JURISDICTION OF             (I.R.S. EMPLOYER IDENTIFICATION NO.)
INCORPORATION OR ORGANIZATION)


         302-1028 ALBERNI STREET                          V6E 1A3
    VANCOUVER, B.C., CANADA, V6E 1A3                     (ZIP CODE)
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



                                 (604) 408-3861
                           (ISSUER'S TELEPHONE NUMBER)


           SECURITIES TO BE REGISTERED UNDER SECTION 12(B) OF THE ACT:


TITLE OF EACH CLASS                    NAME OF EACH EXCHANGE ON WHICH REGISTERED
       NONE                                              NONE


           SECURITIES TO BE REGISTERED UNDER SECTION 12(G) OF THE ACT:

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                                (TITLE OF CLASS)

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
Copies of Communications Sent to:

William H. Caffee
White & Lee LLP
805 SW Broadway, Suite 2440
Portland, OR  97205
Tel: (503) 419-3002 - Fax: (503) 419-3001

                               SALAMON GROUP, INC.
                                   FORM 10-SB
                                TABLE OF CONTENTS


                                     PART I

Item 1.  Description of Business ..............................................1

                  (a) Business Development ....................................1
                  (b) Business of Registrant ..................................2

         General  2
         Business Strategy ....................................................5
         Sales and Marketing ..................................................5
         Competition  .........................................................6
         Facilities ...........................................................6
         Risk Factors  ........................................................6

         1.     Development Stage Company .....................................6
         2.     No Operating History, Revenues or Earnings ....................7
         3.     Minimal Working Capital and Net Worth .........................7
         4.     Need for Additional Capital: Going Concern
                Qualification Expressed by Auditor  ...........................7
         5.     Dependence on Management ......................................8
         6.     No Existing Customer Base .....................................8
         7.     High Risks and Unforeseen Costs Associated with the
                Company's Entry into the Alternative Energy Source
                Industry ......................................................8
         8.     Competition  ..................................................8
         9.     Absence of Public Market for Shares ...........................8
         10.    No Dividends ..................................................9
         11.    No Cumulative Voting ..........................................9
         12.    Control by Existing Management and Stockholders ...............9
         13. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common
                Shareholders ..................................................9
         14.    No Secondary Trading Exemption  ..............................10
         15.    Possible Adverse Effect of Penny Stock Regulations on
                Liquidity of Common Stock in any Secondary Market ............10
         16.    Terrorist Attacks in Canada and the United States May
                Cause Disruption in the Company's Business and
                Operations ...................................................11















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
Item 2.  Management's Discussion and Analysis or Plan of Operation

         Plan of Operations ..................................................11
         Financial Condition, Capital Resources and Liquidity ................12
         Net Operating Losses ................................................13
         Forward-Looking Statements ..........................................13

Item 3.  Description of Property .............................................13

Item 4.  Security Ownership of Certain Beneficial Owners and Managers ........14

Item 5.  Directors, Executive Officers, Promoters & Control Persons ..........14

         Significant Employees ...............................................16
         Family Relationships  ...............................................16

Item 6.  Executive Compensation; Compensation of Directors ...................16

Item 7.  Certain Relationships and Related Transactions ......................16

Item 8.  Description of Securities ...........................................17

         Preferred Stock  ....................................................17
         Transfer Agent ......................................................18


                            PART II

Item 1.  Market Price of and Dividends on the Registrant's Common
         Equity and Other Shareholder Matters  ...............................19

         (a) Market Information ..............................................19
         (b) Holders .........................................................19
         (c) Dividends .......................................................19

Item 2.  Legal Proceedings ...................................................19

Item 3.  Changes in and Disagreements with Accountants .......................19

Item 4.  Recent Sales of Unregistered Securities .............................20

Item 5.  Indemnification of Directors and Officers ...........................21

                                    PART F/S

INDEX TO AUDITED FINANCIAL STATEMENTS For the period from April 27, 2001 (date of inception) through December 31, 2002.

         Independent Auditors' Report .......................................F-1

         Balance Sheets .....................................................F-2

         Statements of Operations ...........................................F-3

         Statements of Cash Flows ...........................................F-4

         Statements of Changes in Stockholders' Deficit .....................F-5

         Notes to Financial Statements ......................................F-6


                                    PART III

Item 1.           Index to Exhibits
Item 2.           Description of Exhibits


                                   SIGNATURES

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

          (a) BUSINESS DEVELOPMENT.

         SALAMON GROUP, INC. (hereinafter referred to as the "Company" or "Salamon Group") was organized under the laws of the State of Nevada on April 27, 2001. The Company is a developmental stage company organized by John E. Salamon, the President and Director and sole executive of the Company. The Company's aim is to develop and license certain electrical generator technology which the Company believes to be proprietary. The Company's offices are presently located at 302-1028 Alberni Street, Vancouver, B.C., Canada, V6E 1A3 and its telephone number is (604) 408-3861. The Company's Nevada registered agent is National Registered Agents, Inc. of NV, 1100 East William Street, Suite 207, Carson City, NV 89701.

         The Company is filing this Form 10-SB on a voluntary basis so that the public will have access to the required periodic reports on the Company's current status and financial condition.

         The Company has conducted no business operations since its inception except organizational and fund raising activities and the licensing of certain electrical generator technology from Space Globe Technologies Ltd., a British Columbia, Canada corporation ("Space Globe Technologies"). The Company initially distributed to Mr. John E. Salamon and White & Lee Investments, L.P. a total of 1,500,000 and 500,000 shares, respectively, of common stock, $0.001 par value per share ("Common Stock"). These founders shares were issued pursuant to
Section 4(2) of the Securities Act of 1933 (the "Act"). On July 5, 2001, the Company entered into a Technology License Agreement with Space Globe Technologies whereby the Company agreed to pay $50,000 to Space Globe Technologies and issued 5,000,000 shares of Common Stock to Space Globe Technologies as license fees. The 5,000,000 shares issued in connection with such Technology License Agreement were issued pursuant to Section 4(2) of the Act. In addition to the foregoing issuances, from April 2001 through December 12, 2003, Salamon Group received gross proceeds of $134,287 (including $123,040 in cash, $16,200 of which has not been received, but is due by December 31, 2003, and services valued at $11,247) from the sale of a total of 2,102,820 shares of Common Stock in an offering conducted pursuant to Section 4(2) of the Act and Rules 504 and 901 of Regulation D promulgated thereunder ("Rule 504 and Rule 901"). (See Part II, Item 4. "Recent Sales of Unregistered Securities). These offerings were made in the Provinces of British Columbia and Alberta, Canada.

         There are no preliminary agreements or understandings between the Company and its sole executive officer and director or affiliates or lending institutions with respect to any loan agreements or arrangements.

         The Company intends to offer additional securities under Rule 506 and Rule 901 to fund its short and medium term expansion plans. (See Part I, Item 1. "Description of Business - (b) Business of Registrant.")

         See (b) "Business of Registrant" immediately below for a description of the Company's proposed business. As of the date hereof, the Company has no other employees or customers.

          (b) BUSINESS OF REGISTRANT.

GENERAL

         Since its inception, the Company has conducted no business operations except for organizational activities, the offering of Common Stock pursuant to which it has received gross offering proceeds in the amount of $134,287 (including $123,040 in cash, $16,200 of which has not been received, but is due by December 31, 2003, and services valued at $11,247), and the licensing of certain electrical generator technology from Space Globe Technologies. The Company has had no employees since its organization. It is anticipated that the Company's sole executive officer and director will receive a reasonable salary for services as the sole executive officer at such time as the Company commences business operations. (See Part I, Item 6. "Executive Compensation.") This individual will devote such time and effort as may be necessary to participate in the day-to-day management of the Company. (See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons - Executive Officers and Directors.")

         On July 5, 2001, the Company entered into a Technology License Agreement with Space Globe Technologies whereby the Company licensed from Space Globe Technologies certain electrical generator technology which the Company believes to be proprietary (the "Technology"). As consideration for the license to use the Technology, the Company agreed to pay Space Globe Technologies $50,000 and 5,000,000 shares of Common Stock of the Company and granted Space Globe Technologies a 3% royalty on all gross sales of the Technology. A patent application for the Technology has been filed with the Canadian Intellectual Property Office (Application Number 2,357,766). The Company received a nonexclusive, nontransferable, worldwide license to manufacture, use and sell the Technology as incorporated into the Company's products, as well as the right to appoint distributors to distribute the Technology, as incorporated into the Company's products. The Company proposes to further develop the Technology and products containing the Technology, and to sell and license such products to end users.

         The following discussion of the market, as it relates to the Company's medium and long term business objectives, is of course pertinent only if the Company is successful in obtaining sufficient debt and/or equity financing to commence operations.

         John E. Salamon was born in Lethbridge, Alberta, Canada in 1946. After completing public education in Bow Island, Alberta, Mr. Salamon began a career path working within the energy industry. His initial tasks involved helping to explore for oil







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
and gas in the oil fields of Northwestern Alberta. Mr. Salamon has over 5 years of experience in the development and management of oilfield operations in Europe and Asia. Since 1997, Mr. Salamon has performed fund raising and product marketing services for various U.S. and Canadian companies. In February 1998, Mr. Salamon formed Space Globe Technologies Ltd. for the purpose of researching and developing energy generation technologies. The Company believes that such experience coupled with Mr. Salamon's extensive network of business contacts in the energy and alternative energy industries will help the Company open new markets for alternative energy source products.

         The time required to be devoted by Mr. Salamon to the day-to-day affairs of the Company is presently estimated to be approximately five to ten hours per week. At such time as the Company obtains sufficient funding with which to enter advanced stages of development, hire employees and search for an appropriate site where its executive offices can be located, of which there can be no assurance, Mr. Salamon's time commitment will substantially increase.

         In the Company's early development stages the Company will be dependent upon Mr. Salamon to initiate negotiations with prospective distributors and customers. The Company believes that its commercial viability will be directly dependent upon Mr. Salamon's networking abilities and salesmanship. There can be no assurance that he will be successful in the future in the negotiation and formation of critical strategic alliances for the Company. (See Part I, Item 1. "Description of Business - (b) Business of Registrant - Risk Factors.")

         In its initial development phase, the Company will operate out of offices provided by Mr. Salamon.

         Due to the limited capital available to the Company, the principal risks during this phase are that the Company is dependent upon Mr. Salamon's efforts and the unproven nature of the Technology, the Company may not be able to develop a commercially viable electrical generator technology, and that the Company may not be able to generate sufficient sales revenues to sustain the business. (See Part I, Item 1. "Description of Business - (b) Business of Registrant - Risk Factors.")

         To implement the initial plan, the Company intends to initiate a private placement under Rule 506 in order to raise an additional $200,000 In the event such placement is successful, the Company believes that it will have sufficient operating capital to meet the initial goals and operating costs for a period of twelve (12) months. In the event the Company is not successful in raising such funds, the Company believes that it will not be able to continue operations with existing funds and the financial support of Mr. Salamon beyond a period of nine (9) to twelve (12) months.

         Even if the Company is successful at raising this additional money, there can be no assurance that a commercially viable electrical generator technology will be developed or the sales revenues generated from such technology will be sufficient to establish a viable business. Furthermore, the Company may face unforeseen costs associated with developing and marketing the electrical generator technology. The Company still will be largely dependent upon Mr. Salamon' ability to attract development partners. Although the Company believes the $200,000 is sufficient to cover operations for the projected period, there can be no assurance that such funding can cover the additional risks associated with expansion. (See Part I, Item 1. "Description of Business - (b) Business of Registrant - Risk Factors.")

         The Company plans to monitor closely its medium term operations for approximately one (1) year. If it has been successful in securing the necessary financing and if its operations are capable of sustaining itself, the Company intends to seek additional financing in the form of conventional bank financing, small business administration financing, venture capital or the private placement of corporate debt for a total of approximately $500,000. There can be no assurance that any of these financing sources will be available to the Company. The Company believes that such expansion will place the Company in a position to be a major presence in the alternative energy source technology market. If the Company's subsequent expansion is implemented, Mr. Salamon believes he will be able to oversee the entire operation with minimal additional personnel.

         Since the Company does not expect to seek debt financing until such time as it has successfully developed products and has significant revenues, it believes that it can negotiate appropriate placement and repayment terms for such borrowings. However, there can be no assurance that such funds will be available to it or that suitable terms which are most advantageous to the Company can be negotiated. In addition, the Company does not, at this time, anticipate that it will require substantial leverage to fund the expanded operations. However, in the event the Company receives debt financing and in the event the Company is not successful in sustaining operations or timely servicing such debt and defaults in its payments on the debt, then such debt financing could foreclose upon the Company's interests to the detriment of its shareholders.

         The Company does not intend to engage in debt financing until such time as it has been successfully operating for a given period of time. At such time as the Company seeks borrowed funds, it does not intend to use the proceeds to make payments to the Company's management (except as reasonable salaries, benefits and out of pocket expenses). The Company has no present intention of acquiring any assets or other property owned by any promoter, management or their respective affiliates or associates or acquiring or merging with a business or company in which the Company's promoter, management or their respective affiliates or associates directly or indirectly have an ownership
interest.   Although  there  is  no  present   potential  for  a  related  party
transaction, in the event that any payments are to be made to a promoter and management such will be disclosed to the security holders and no such payments will be made in breach of the fiduciary duty such related persons have to the Company.

         There are no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs. There are no arrangements, agreements or understandings under which non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's Board of Directors.

         As a reporting company the Company is required to file quarterly on Form 10-QSB and annually on Form 10-KSB and in each case, is required to provide the financial and other information specified in such forms. In addition, the Company would be required to file on Form 8-K in the event there was a change of control, if the Company acquires or disposes of assets, if there is a bankruptcy or receivership, if the Company changes its certified accountants, upon the occurrence of other events which may be relevant to the security holders, and after certain resignations of directors. Being subject to such reporting requirements reduces the pool of potential acquisitions or merger candidates for the Company since such transactions require that certified financials must be provided for the acquiring, acquired or merging candidate within a specified period of time. That is why the Company intends to expand through internal operations through the short and medium term. At such time as the Company will seek acquisitions or mergers, it will limit itself to companies which either already have certified financial statements or companies whose operations lend themselves to review for a certified audit within the required time.

BUSINESS STRATEGY

         The Company's business strategy, which is dependent upon its obtaining sufficient financing with which to implement its business plan (of which there is no assurance), is to develop and sell products based on electrical generator technology, including such technology licensed from Space Globe Technologies Ltd., and to license such technology to others. Once the Company commences to actively pursue business operations its revenues will remain dependent upon sales and licensing revenues and the ability of the Company to attract new customers and licensees.

         The Company's primary direct costs will be (i) expenses related to the development of the electrical generator technology, (ii) marketing and sales expenses related to the licensing of the electrical generator technology, (iii) salaries to Mr. Salamon, engineers and sales personnel (payroll cost), (iv) employee costs (i.e. payroll taxes) and associated employee benefits. (See Part I, Item 1. "Description of Business,")

         The Company's gross profit margin will be determined in part by its ability to minimize and control operating costs, and specifically labor costs and to maintain a firm control on marketing, sales and advertising costs. The Company will also attempt to maximize market penetration of its products in order to capture a stream of revenue.

SALES AND MARKETING

         The Company plans to market its products primarily by means of direct sales. The Company believes that this approach will allow the Company to best identify and attract lucrative customers and licensees. The Company anticipates that its initial sales and marketing efforts will be focused on direct sales and advertising.

COMPETITION

         The markets in which the Company is engaged are subject to vigorous competition. Energy generation is a constantly evolving industry and is dominated by and impacted by large multi-national oil companies. The Company currently sees its fiercest competition coming from manufacturers of portable gasoline powered generators, including such major market participants as American Honda Motor Co., Inc., Coleman Powermate, Inc. and Generac Power Systems, Inc.

FACILITIES

         In its initial phase, the Company will operate out of offices provided by Mr. Salamon. The Company address is 302-1028 Alberni Street, Vancouver, B.C., Canada, V6E-1A3. Mr. Salamon will begin researching the real estate market in order to determine the most appropriate site to locate Salamon Group's offices and facilities.

RISK FACTORS

         Before making an investment decision, prospective investors in the Company's Common Stock should carefully consider, along with other matters referred to herein, the following risk factors inherent in and affecting the business of the Company.

         1. Development Stage Company. Salamon Group was organized on April 27, 2001, and accordingly, is in the early form of its development stage and must be considered promotional. Management's efforts, since inception, have been allocated primarily to organizational and fund raising activities and the ability of the Company to establish itself as a going concern is dependent upon the receipt of additional funds from operations or other sources to continue those activities. Potential investors should be aware of the difficulties normally encountered by a new enterprise in its development stage, including under-capitalization, cash shortages, limitations with respect to personnel, technological, financial and other resources and lack of a licensee base and market recognition, most of which are beyond the Company's control. The likelihood that the Company will succeed must be considered in light of the problems, expenses and delays frequently encountered in connection with the competitive environment in which the Company will operate. The Company's success depends to a large extent on Mr. Salamon's abilities and effectiveness in successfully building a large and profitable licensee base. There is no guarantee that the Company's proposed activities will attain the level of recognition and acceptance necessary for the Company to become viable. There is intense competition in the marketplace, several competitors are large public companies which are already positioned in the business and which are better financed than the Company. There can be no assurance that the Company, with its very limited capitalization, will be able to compete with these companies and achieve profitability. (See Part I, Item 1. "Description of Business.")

         2. No Operating History, Revenues or Earnings. As of the date hereof, the Company has not yet commenced operations and, accordingly, has received no operating revenues or earnings. Since its inception, most of the time and resources of Salamon Group's sole executive officer and director has been spent in organizing the Company, obtaining interim financing and developing a business plan. The Company's success is dependent upon its obtaining additional financing from intended operations, from placement of its equity or debt or from third party funding sources. The Company's success in the business of internet marketing depends upon the generation of a sufficient amount of sales to enable the Company to continue in operation. There is no assurance that Salamon Group will be able to obtain additional debt or equity financing from any source. The Company, during the development stage of its operations, can be expected to sustain substantial operating expenses without generating any operating revenues or the operating revenues generated can be expected to be insufficient to cover expenses. Thus, for the foreseeable future, unless the Company attains profitable operations, which is not anticipated, the Company's financial statements will show an increasing net operating loss. (See Part I, Item 1. "Description of Business.")

         3. Minimal Working Capital and Net Worth. As of December 31, 2002, the Company had cash and cash equivalent assets of $7. On that date, the Company had a net worth of $7,347, consisting principally of Paid in Capital of $96,643, less the Space Globe Technologies license fee and accrued expenses. Salamon Group's working capital is presently minimal and there can be no assurance that the Company's financial condition will improve. The Company is expected to continue to have minimal working capital or a working capital deficit as a result of current liabilities. Even though management believes, without assurance, that it will obtain sufficient capital with which to implement its business plan on a limited scale, the Company is not expected to continue in operation after twelve (12) months without an infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders or forego a substantial portion of its revenues, if any. (See Part I, Item 1. "Description of Business")

         4. Need for Additional Capital. Going Concern Qualification Expressed by Auditor. Without an infusion of capital or profits from operations, the Company is not expected to continue in operation after the expiration of the period of twelve (12) months from the date hereof. Accordingly, the Company is not expected to become a viable business entity unless additional equity and/or debt financing is obtained. Salamon Group's independent certified public accountant has expressed this as a "going concern" qualification on the Company's financial statements. The Company does not anticipate the receipt of operating revenues until management successfully implements its business plan, which is not assured. Further, Salamon Group may incur significant unanticipated expenditures which deplete its capital at a more rapid rate because of among other things, the development stage of its business, its limited personnel and other resources and its lack of clients and market recognition. Because of these and other factors, management is presently unable to predict what additional costs might be incurred by the Company beyond those currently contemplated.

         5. Dependence on Management. The possible success of the Company is expected to be largely dependent on the continued services of Mr. Salamon, the sole executive and director. Mr. Salamon is expected to devote only such time and effort to the business and affairs of the Company as may be necessary to perform his responsibilities as the Company's sole executive officer and director. The loss of the services of Mr. Salamon would adversely affect the conduct of the Company's business and its prospects for the future. The Company presently holds no key-man life insurance on Mr. Salamon, and has no employment contract or other agreement.

         6. No Existing Customer or Licensee Base. The Company was only recently organized. The Company currently has no existing customers or licensees. The very limited funding currently available to the Company will not permit it to commence business operations except on a very limited scale. There can be no assurance that the debt and/or equity financing, which is expected to be required by the Company in order for Salamon Group to continue in business after the expiration of the next twelve (12) months, will be available. The Company has no customers or licensees presently and there can be no assurance that it will be successful in obtaining customers or licensees. Management believes that the Company must, in order to survive, ultimately generate a large dollar amount of sales and license revenues from a high number of customers and licensees. The Company could be expected to experience substantial difficulty in attracting the high volume of customers and licensees. (See Part I, Item 1. "Description of Business, - (b) Business of Registrant - Business Strategy; and - Sales and Marketing.")

         7. High Risks and Unforeseen Costs Associated with Salamon Group's Entry Into the Energy Generation Technology Industry. There can be no assurance that the costs associated with the development of its technology and business partner relationships will not be significantly greater than those estimated by the Company. Therefore, the Company may expend significant unanticipated funds or significant funds may be expended by Salamon Group without establishing a business.

         8. Competition. The markets in which the Company is engaged is subject to vigorous competition. The Company's competitors include American Honda Motor Co., Inc., Coleman Powermate, Inc. and Generac Power Systems, Inc., all of which have far greater financial and marketing resources than the Company. To the extent that such competitors aggressively protect their existing market share through developing new energy generation technologies and products and the reduction of pricing and the providing of other purchasing incentives to the Company's targeted clients, the Company's financial condition, results of operations or cash flows could be materially and adversely affected.

         9. Absence of Public Market for Shares. The Company's shares of Common Stock are not registered with the U.S. Securities and Exchange Commission under the Act. There is no public market for the shares of Common Stock and no assurance that one will develop. Of such shares, the Company has issued 7,000,000 shares of Common

Stock to persons affiliated with Salamon Group pursuant to an exemption from registration provided by Section 4(2) of the Act and Regulation D promulgated thereunder. These shares are "restricted securities". Rule 144 of the Act provides, in essence, that holders of restricted securities, one year after the acquisition thereof from the Company or an affiliate of the Company, may, every three months, sell to a market maker or in ordinary brokerage transactions an amount equal to one percent of the Company's then outstanding securities. Non-affiliates of the Company who hold restricted securities for a period of two years may sell their securities without regard to volume limitations or other restrictions. Resales of the free-trading shares of Common Stock by "affiliates, control persons and/or underwriters" of Salamon Group, as those terms are defined in the Act, will be subject to the volume limitations, described in paragraph (e) of Rule 144. Any transfer or resale of the shares of Salamon Group's Common Stock will be subject, in addition to the Federal securities laws, to the "blue sky" laws of each state in which such transfer or resale occurs. A total of 9,102,820 shares of the Company's Common Stock are available for resale under Rule 144 commencing. Sales of shares of Common Stock under Rule 144 may have a depressive effect on the market price of the Company's Common Stock, should a public market develop for such stock. Such sales also might impede future financing by the Company. (See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management.")

         10. No Dividends. While payments of dividends on the Common Stock rests with the discretion of the Board of Directors, there can be no assurance that dividends can or will ever be paid. Payment of dividends is contingent upon, among other things, future earnings, if any, and the financial condition of the Company, capital requirements, general business conditions and other factors which cannot now be predicted. It is highly unlikely that cash dividends on the Common Stock will be paid by the Company in the foreseeable future.

         11. No Cumulative Voting. The election of directors and other questions will be decided by a majority vote. Since cumulative voting is not permitted and less than one-half of the Company's outstanding Common Stock constitute a quorum, investors who purchase shares of the Company's Common Stock may not have the power to elect even a single director and, as a practical matter, the current management will continue to effectively control the Company.

         12. Control by Existing Management and Stockholders. The present shareholders of the Company's Common Stock will, by virtue of their percentage share ownership and the lack of cumulative voting, be able to elect the entire Board of Directors, establish the Company's policies and generally direct its affairs. Accordingly, persons investing in the Company's Common Stock will have no significant voice in Company management, and cannot be assured of ever having representation on the Board of Directors. (See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management.")

         13. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. The Company is authorized to issue up to

10,000,000 shares of preferred stock. $0.001 par value per share (hereinafter referred to as the "Preferred Stock"); none of which shares has been issued. The issuance of Preferred Stock does not require approval by the shareholders of the Company's Common Stock. Holders of Preferred Stock may have the right to receive dividends, certain preferences in liquidation and conversion and other rights; any of which rights and preferences may operate to the detriment of the shareholders of the Company's Common Stock. Further, the issuance of any shares of Preferred Stock having rights superior to those of the Company's Common Stock may result in a decrease in the value of market price of the Common Stock provided a market exists, and additionally, could be used by the Board of Directors as an anti-takeover measure or device to prevent a change in control of the Company.

         14. No Secondary Trading Exemption. In the event a market develops in the Company's shares, of which there can be no assurance, secondary trading in the Common Stock will not be possible in each state until the shares of Common Stock are qualified for sale under the applicable securities laws of the state or the Company verifies that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. There can be no assurance that the Company will be successful in registering or qualifying the Common Stock for secondary trading, or availing itself of an exemption for secondary trading in the Common Stock, in any state. If the Company fails to register or qualify, or obtain or verify an exemption for the secondary trading of, the Common Stock in any particular state, the shares of Common Stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in the Company's Common Stock, a public market for the Common Stock will fail to develop and the shares could be deprived of any value.

         15. Possible Adverse Effect of Penny Stock Regulations on Liquidity of Common Stock in Any Secondary Market. In the event a market develops in the Company's shares, of which there can be no assurance, then if a secondary trading market develops in the shares of Common Stock of the Company, of which there can be no assurance, the Common Stock is expected to come within the meaning of the term "penny stock" under 17 CAR 240.3a51-1 because such shares are issued by a small company; are low-priced (under five dollars); and are not traded on NASDAQ or on a national stock exchange. The Securities and Exchange Commission has established risk disclosure requirements for broker-dealers participating in penny stock transactions as part of a system of disclosure and regulatory oversight for the operation of the penny stock market. Rule 15g-9 under the Securities Exchange Act of 1934, as amended, obligates a broker-dealer to satisfy special sales practice requirements, including a requirement that it make an individualized written suitability determination of the purchaser and receive the purchaser's written consent prior to the transaction. Further, the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure instrument that provides information about penny stocks and the risks in the penny stock market. Additionally, the customer must be provided by the broker-dealer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as the Company's Common Stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the Common Stock in the secondary market, if any, which develops.

         16. Terrorist Attacks In Canada and The United States May Cause Disruption In The Company's Business And Operations. Terrorist attacks in Canada and the United States may cause disruption in the Company's business and operations and other attacks or acts of war may adversely affect the markets in which the company operates and its profitability. Recent terrorists' attacks in the United States have caused major instability in the U.S. financial markets. These attacks and any response on behalf of the U.S. Government may lead to armed hostilities or to further acts of terrorism in the United States which may cause a further decline in the financial market and may contribute to a further decline in economic conditions. These events may cause disruption in the Company's business and operations including reductions in demand for products. To the extent Canada and the United States experience an economic downturn, unusual economic patterns and unprecedented behaviors in financial markets, these developments may affect the Company's ability to obtain additional financing.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

PLAN OF OPERATIONS

         Since its inception, the Company has conducted no business operations except for organizational and capital raising activities. For the period from inception (April 27, 2001) through December 31, 2002, the Company had no revenue from operations and accumulated operating expenses amounted to $89,296. The Company proposes to aggressively compete in the alternative energy source technology market.

         If the Company is unable to generate sufficient revenue from operations to implement its plans, management intends to explore all available alternatives for debt and/or equity financing, including but not limited to private and public securities offerings. Depending upon the amount of revenue, if any, generated by the Company, management anticipates that it will be able to satisfy its cash requirements for the next approximately nine (9) to twelve (12) months without raising funds via debt and/or equity financing or from third party funding sources. Accordingly, management expects that it will be necessary for Salamon Group to raise additional funds in the event that the Company is unable to generate any revenue from operations and if only a minimal level of revenue is generated in accordance with management's expectations.

         Mr. Salamon, at least initially, will be solely responsible for developing Salamon Group's business. However, at such time, if ever, as sufficient operating capital becomes available, he expects to employ additional staffing. In addition, the Company expects to continuously engage in market research in order to monitor new market trends and other critical information deemed relevant to Salamon Group's business.

FINANCIAL CONDITION, CAPITAL RESOURCES AND LIQUIDITY

         At December 31, 2002, the Company had assets totaling $21,592 and current liabilities of $14,245 attributable to unpaid Space Globe Technologies license fees, accrued legal expenses, and organization expenses. Since the Company's inception, it has received $96,643 in cash and services contributed as consideration for the issuance of shares of Common Stock.

         Salamon Group's working capital is presently minimal and there can be no assurance that the Company's financial condition will improve. The Company is expected to continue to have minimal working capital or a working capital deficit as a result of current liabilities. The Company, at inception, issued 1,500,000 shares of the Company's Common Stock to Mr. Salamon, the sole executive  officer and  director  of Salamon  Group,  and 500,000  shares of the
Company's Common Stock to White & Lee Investments, LP, an investment vehicle controlled by White & Lee LLP, legal counsel to the Company, as founders shares. From January 1, 2003 through December 12, 2003, Salamon Group received gross proceeds of $42,644 from the sale of a total of 569,000 shares of Common Stock, $0.001 par value per share, in an offering conducted pursuant to Section 4(2) of the Act and Rules 504 and 901 (See Part II, Item 4. "Recent Sales of Unregistered Securities). These offerings were made in the Provinces of British Columbia and Alberta, Canada. Even though management believes, without assurance, that it will obtain sufficient capital with which to implement its business plan on a limited scale, the Company is not expected to continue in operation without an infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders or forego a substantial interest of its revenues, if any. (See Part I, Item 1. "Description of Business"; See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management" and Part I, Item 7. "Certain Relationships and Related Transactions.")

         The Company has no potential capital resources from any outside sources at the current time. In its initial phase, the Company will operate out of the facility provided by Mr. Salamon. The Company believes that it will require two
(2) to three (3) months in order to determine the market demand potential.

         The ability of the Company to continue as a going concern is dependent upon its ability to attract a sufficiently large and profitable licensee base to license its electrical generator technology.

         To implement such plan, also during this initial phase, the Company intends to initiate a self-directed private placement under Rule 506 in order to raise an additional $200,000. In the event such placement is successful, the Company believes that it will have sufficient operating capital to meet the initial expansion goals and operating costs for a period of one (1) year. In the event the Company is not successful in raising such funds, the Company believes that it will not be able to continue operations past a period of nine (9) to twelve (12) months.

NET OPERATING LOSSES

         The Company has a net operating loss carryforward of $81,452, which is the basis of a deferred tax asset of $27,693. The tax asset is fully reserved by a valuation allowance of $27,693 recorded in the period ended December 31, 2002. Until the Company's current operations begin to produce earnings, it is unclear as to the ability of the Company to utilize such carry-forwards.

FORWARD-LOOKING STATEMENTS

         This Form 10-SB includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated by reference in this Form 10-SB which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, general economic market and business conditions; the business opportunities (or lack thereof) that may be presented to and pursued by the Company; changes in laws or regulation; and other factors, most of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Form 10-SB are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations. The Company assumes no obligations to update any such forward-looking statements.

ITEM 3.  DESCRIPTION OF PROPERTY

         The Company's executive offices are located at 302-1028 Alberni Street, Vancouver, B.C., Canada, V6E 1A3. Its telephone number is (604) 408-3861. The Company pays no rent for this space. The Company owns no real or personal property. The Company does not currently intend to engage in investment activities, including investments in real estate or securities other than transactions necessary for cash management activities in the ordinary course of the Company's business.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGERS

         The following table sets forth information as of December 12, 2003 regarding the ownership of the Company's Common Stock by each shareholder known by the Company to be the beneficial owner of more than five per cent of its outstanding shares of Common Stock, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of Common Stock beneficially owned.

                                                      AMOUNT AND
TITLE OF   NAME AND ADDRESS OF BENEFICIAL              NATURE OF       PERCENT
CLASS      OWNER                                   BENEFICIAL OWNER    OF CLASS
---------- ------------------------------------    ----------------    --------

Common     John E. Salamon ......................      6,500,000(1)      71.4%
              302-1028 Alberni St.
              Vancouver, BC  V6E 1A3

Common     White & Lee Investments ..............        500,000(2)      5.49%
              545 Middlefield Road, Suite 250
              Menlo Park, California 94025


(1) Mr. Salamon is the President and sole Director of the Company. His beneficial ownership consists of 1,500,000 shares personally held by Mr. Salamon and 5,000,000 shares owned by Space Globe Technologies Ltd., a Canadian corporation wholly owned by John E. Salamon.

(2) White & Lee Investments is an investment vehicle controlled by White & Lee LLP, legal counsel to the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

EXECUTIVE OFFICERS AND DIRECTORS

         Set forth below are the names, ages, terms of office and positions with the Company of the executive officers and directors of the Company.


NAME               AGE       TERM OF OFFICE               POSITION
-----              ---       --------------               --------
John E. Salamon    57     Directorship subject to    President, Secretary,
                          annual election by         Treasurer and sole Director
                          shareholders.

         All directors hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Director. Mr. Salamon will devote such time and effort to the business and affairs of the Company as may be necessary to perform his responsibilities as the Company's sole executive officer and director.

         Aside from Mr. Salamon, there are no other persons whose activities will be material to the operations of the Company at this time. Mr. Salamon is the sole "promoter" of the Company as such term is defined under the Act.

         John E. Salamon is the Company's sole officer and director. Mr. Salamon was born in Lethbridge, Alberta, Canada in 1946. After completing public education in Bow Island, Alberta, Mr. Salamon began a career path working within the energy industry. His initial tasks involved helping to explore for oil and gas in the oil fields of Northwestern Alberta. Within the scope of oilfield engineering, Mr. Salamon participated in many courses of study allowing him to experiment with the leading edge technologies and their implementation. Mr. Salamon has over 5 years of experience in the development and management of oilfield operations in Europe and Asia.

         During 1997, Mr. Salamon performed promotional services for Globus Cellular in Kelowna, British Columbia, Canada. The work was performed on an independent contractor basis through a company wholly owned by Mr. Salamon, "J. Salamon and Associates". In late 1997 and 1998, Mr. Salamon performed promotional and product marketing services on an independent contractor basis for Beitler Consulting, a U.S. based import-export company. Mr. Salamon provided an avenue for Beitler Consulting to begin marketing product lines into the Canadian marketplace. In February 1998, Mr. Salamon formed Space Globe Technologies Ltd., a Kelowna based corporation, for the purpose of researching and developing energy generation technologies. During 1999, John performed promotional consulting work with an Edmonton based public corporation,
Sustainable Developments Inc. He introduced the Edmonton Corporation to potential investors, helped them to generate financial resources, and assisted them with corporate development and diversification strategies.

         In February 2000, Mr. Salamon moved his operations to 302-1028 Alberni Street, Vancouver, Canada, V6E 1A3. From that location, Mr. Salamon continued his work on Space Globe Technologies Ltd. and has been involved in several small consulting contracts relating to fundraising for business and entertainment projects. In April 2001, Mr. Salamon formed Salamon Group Inc. for the purpose of developing and marketing products based on the Space Globe Technologies Ltd. research. To date, Mr. Salamon's efforts have been primarily focused on raising investment capital to fund Salamon Group Inc.'s product development and working capital needs and developing strategic business relationships. The Company believes that such experience coupled with Mr. Salamon's extensive network of business contacts in the energy and alternative energy industries will help the Company open new markets for alternative energy source products.

SIGNIFICANT EMPLOYEES

         The Company has no employees. Mr. Salamon is currently responsible for all of the Company's business activities.

FAMILY RELATIONSHIPS

         There are no family relationships between or among the executive officers and director of the Company.

ITEM 6.  EXECUTIVE COMPENSATION:

         The Company, in consideration for $1,500 cash, issued to Mr. Salamon, the Company's sole executive officer and/or director, 1,500,000 shares of restricted Common Stock. Except for the above-described compensation, it is not anticipated that any executive officer of the Company will receive any cash or non-cash compensation for his or her services in all capacities to the Company until such time as the Company commences business operations. At such time as Salamon Group commences operations, it is expected that the Board of Directors will approve the payment of salaries in a reasonable amount to each of its officers for their services in the positions. At such time, the Board of Directors may, in its discretion, approve the payment of additional cash or non-cash compensation to the foregoing for their services to the Company.

         The Company does not provide officers with pension, stock appreciation rights, long-term incentive or other plans but has the intention of implementing such plans in the future.

COMPENSATION OF DIRECTORS

         The Company has no standard arrangements for compensating the directors of the Company for their attendance at meetings of the Board of Directors.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS:

         On April 27, 2001, the Company issued 1,500,000 shares of restricted Common Stock to Mr. John E. Salamon, the President and Director of the Company and record and beneficial owner of approximately 71.4% of the Company's outstanding Common Stock, in consideration and exchange therefore for $1,500.00 cash in connection with the organization of Salamon Group, Inc.

         On April 27, 2001, the Company issued 500,000 shares of the Company's Common Stock to White & Lee Investments, an investment vehicle controlled by White & Lee LLP, legal counsel to the Company, in consideration and exchange therefore for $500 cash in connection with the organization of Salamon Group, Inc.

         On July 5, 2001, the Company entered into a Technology License Agreement with Space Globe Technologies whereby the Company licensed from Space Globe Technologies certain electrical generator technology which the Company believes to be proprietary (the "Technology"). As consideration for the license to use the Technology, the Company agreed to pay Space Globe Technologies $50,000 and issued to Space Globe Technologies 5,000,000 shares of Common Stock of the Company and granted Space Globe Technologies a royalty of 3% of all gross sales of the Technology. A patent application for the Technology has been filed with the Canadian Intellectual Property Office (Application Number 2,357,766). The Company received a nonexclusive, nontransferable, worldwide license to manufacture, use and sell the Technology as incorporated into the Company's products, as well as the right to appoint distributors to distribute the Technology, as incorporated into the Company's products. Space Globe Technologies Ltd. is a Canadian corporation wholly owned by John E. Salamon.

         At the current time, the Company has no provision to issue any additional securities to management, promoters or their respective affiliates or associates.(See Part I, Item 1. "Description of Business - (b) Business of Registrant.")

ITEM 8.  DESCRIPTION OF SECURITIES.

         The Company is authorized to issue 40,000,000 shares of Common Stock, $0.001 par value. The issued and outstanding shares of Common Stock being registered hereby are validly issued, fully paid and non-assessable. The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine.

         All shares of Common Stock have equal voting rights and, when validly issued and outstanding, have one vote per share in all matters to be voted upon by the stockholders. A majority vote is required on all corporate action. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors as they chose to do so and, in such event, the holders of the remaining shares will not be able to elect any directors. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and can only be issued as fully paid and nonassessable shares. Upon liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to receive a pro rata of the assets of the Company which are legally available for distribution to stockholders.

PREFERRED STOCK

         The Company is authorized to issue 10,000,000 shares of Preferred Stock, $0.001 par value. Currently there are no issued and outstanding preferred shares of the Company as of December 12, 2003.

TRANSFER AGENT

         The transfer agent for the Common Stock is Signature Stock Transfer, Inc., 2301 Ohio Drive, Suite #100, Plano, Texas 75093. Tel: 972-612-4120, Fax:
972-612-4122. Co. # 0863.

                                     PART II


   ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
                           OTHER SHAREHOLDER MATTERS.

         No matter covered by this report was submitted during the last fiscal year end to a vote of the Company's shareholders through the solicitation of proxies or otherwise.

          (a) MARKET INFORMATION.

         There has been no established public trading market for the Common Stock since the Company's inception on April 27, 2001.

          (b) HOLDERS.

         As of December 12, 2003, the Company had 48 shareholders of record of its 9,102,820 outstanding shares of Common Stock.

          (c) DIVIDENDS.

         The Company has never paid or declared any dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS.

         The Company knows of no legal proceedings to which it is a party or to which any of its property is the subject which are pending, threatened or contemplated or any unsatisfied judgments against the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Because the Company has been generally inactive since its inception, it has had no independent accountant until the retention in October 2002 of James Stafford, Suite 300 - 555 West Georgia Street, Vancouver, British Columbia, Canada V6B 1Z6 to act as independent accountant for the Company. In October 2003, the Company retained Manning Elliott, 11th Floor, 1050 West Pender St., Vancouver, BC Canada V6E 3S7 to act as independent accountant for the Company and to prepare the audited financial statements attached hereto. There has been no change in the Company's independent accountant during the period commencing with the Company's retention of Manning Elliott through the date hereof.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         On April 27, 2001, the Company issued 1,500,000 shares of restricted Common Stock to Mr. John E. Salamon, the President and Director of the Company and record and beneficial owner of approximately 71.4% of the Company's outstanding Common Stock, in consideration and exchange therefore for $1,500 cash in connection with the organization of Salamon Group, Inc. The founders shares were issued pursuant to 4(2) of the Act to its then sole shareholder and sole director.

         On April 27, 2001, the Company issued 500,000 shares of the Company's Common Stock to White & Lee Investments, LP, an investment vehicle controlled by White & Lee LLP, legal counsel to the Company, as founders shares.

         On July 5, 2001, the Company acquired a license of certain electrical generator technology from Space Globe Technologies in exchange for 5,000,000 shares of the Company's Common Stock.

         During the period ended December 31, 2001, 1,850,324 shares were issued for cash of $36,532 at an average price of $0.02 per share and 702,450 shares were issued for services valued at $703 at an average price of $0.001 per share. These shares include the shares issued to Mr. John Salamon and White & Lee Investments, LP.

         During the year ended December 31, 2002, 481,046 shares were issued for cash of $44,008 at an average price of $0.09 per share and 500,000 shares were issued for services valued at $10,400 at an average price of $0.02 per share.

         Subsequent to December 31, 2002, 425,000 shares were issued for stated cash proceeds of $42,500 of which $16,200 has not yet been received, but is due by December 31, 2003 and 144,000 shares were issued for services valued at $144.

         The foregoing issuances of a total of 9,102,820 shares of Common Stock were made in an offering conducted pursuant to Section 4(2) of the Act and Rules 504 and 901. These offerings were made in the Provinces of British Columbia and Alberta, Canada. No underwriter was employed in connection with the offering and sale of the shares.

         The facts relied upon by the Company to make the Rule 504 federal exemption available include the following: (i) the aggregate offering price for the offering of the shares of Common Stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve (12) months before the start of and during the offering of the shares in reliance on any exemption under Section 3(b) of, or in violation of Section 5(a) of, the Act;
(ii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; and (iii) the fact that the Company has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (b) an "Investment Company" within the meaning of the Investment Company Act of 1940, as amended; or (c) a development stage Company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Article  6  of  the  Company's   Articles  of  Incorporation   contains
provisions providing for the indemnification of directors and officers of the Company as follows:

         6.3 The Corporation shall indemnify its directors and officers from liability and shall advance funds for the defense of officers and directors to the fullest extent permitted under the Nevada Business Corporation Act. Expenses shall be advanced to the individual who is a party to a proceeding for which indemnification is available upon execution of an undertaking to repay the advance if it is ultimately determined that the individual did not meet a standard of conduct for which indemnification is permitted.

         The Company has no agreements with any of its directors or executive offices providing for indemnification of any such persons with respect to liability arising out of their capacity or status as officers and directors.

         At present, there is no pending litigation or proceeding involving a director or executive officer of the Company as to which indemnification is being sought.

                                    PART F/S


          The Financial Statements of Salamon Group, and Notes to Financial Statements together with the Independent Auditor's Report of Manning Elliott, Chartered Accountants, required by this Item commences on page F-1 hereof and are incorporated herein by this reference.





          INDEX TO FINANCIAL STATEMENTS





Independent Auditors' Report.................................................F-1

Balance Sheets...............................................................F-2

Statements of Operations.....................................................F-3

Statements of Cash Flows.....................................................F-4

Statements of Changes in Stockholders' Deficit...............................F-5

Notes to Financial Statements................................................F-6

          -----------------------------------------------------------
                              SALAMON GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 2002
          -----------------------------------------------------------

INDEPENDENT AUDITOR'S REPORT
--------------------------------------------------------------------------------


To the Stockholders and Board of Directors of Salamon Group, Inc.
(A Development Stage Company)

We have audited the accompanying balance sheets of Salamon Group, Inc. (A Development Stage Company) as of December 31, 2002 and 2001 and the related statements of operations, stockholders' equity and cash flows for the period from April 27, 2001 (Inception) to December 31, 2002 and the periods ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Salamon Group, Inc. (A Development Stage Company), as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the period from April 27, 2001 (Inception) to December 31, 2002 and the periods ended December 31, 2002 and 2001, in conformity with generally accepted accounting principles used in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated any revenues or profitable operations since inception and has a severe working capital deficit. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ MANNING ELLIOTT

CHARTERED ACCOUNTANTS
Vancouver, Canada
November 6, 2003

--------------------------------------------------------------------------------
SALAMON GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

(Expressed in U.S. dollars)
--------------------------------------------------------------------------------


                                                       December 31,
                                                     2002         2001

ASSETS                                              $           $

Current

   Cash                                                   7         186

Property and equipment (Note 3)                       3,251       1,994

Intangible asset (Note 4)                            18,334      36,667
                                                     ------      ------

Total Assets                                         21,592      38,847
                                                     ======      ======

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current
   Accounts payable                                   5,338       8,004
   Due to related party (Note 6)                      8,907      22,945
                                                     ------      ------

Total Current Liabilities                            14,245      30,949
                                                     ------      ------

Contingencies and Commitments (Notes 1 and 4)
Subsequent Events (Note 7)

Stockholders' Deficit

Capital stock (Note 5)

   Authorized

     10,000,000 of preferred shares
     40,000,000 of voting common shares

   Issued and outstanding

     2002 - 8,533,820 common shares
     2001 - 7,552,774 common shares                   8,493        7,553

Additional paid-in capital                           88,150       34,682

Deficit, accumulated during the development stage   (89,296)     (34,337)
                                                     ------      ------

Total Stockholders' Deficit                           7,347        7,898
                                                     ------      ------

Total Liabilities and Stockholders' Deficit          21,592       38,847
                                                     ======      ======

(The accompanying notes are an integral part of these financial statements.)

SALAMON GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

(Expressed in U.S dollars)
-------------------------------------------------------------------------------------------------


                                           Accumulated from                        For the period
                                            from April 27,                         from April 27,
                                                 2001              For the year        2001
                                            (Inception) to            ended       (Inception) to
                                             December 31,          December 31,    December 31,
                                                 2002                 2002             2001
                                                  $                    $                $
GENERAL AND ADMINISTRATIVE

   Amortization of intangible asset                36,666            18,333            18,333
   Amortization of property and equipment           1,264             1,250                14
   Consulting and technical services               10,573            10,370               203
   Interest and bank charges                          203               144                59
   Office and miscellaneous                         1,299             1,075               224
   Professional fees                               27,463            11,959            15,504
   Telephone                                        3,118             3,118                 -
   Travel                                           8,710             8,710                 -
                                                 --------          --------          --------

Net Loss for the Period                           (89,296)          (54,959)          (34,337)
                                                 ========          ========          ========


Loss per share - Basic                                                (0.01)            (0.01)
                                                 ========          ========          ========

Weighted Average Shares Outstanding                               8,272,000         5,832,000
                                                 ========         =========         =========


(Diluted loss per share has not been presented as the result is anti-dilutive)















(The accompanying notes are an integral part of these financial statements.)

SALAMON GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

(Expressed in U.S dollars)
------------------------------------------------------------------------------------------------------
                                                     Accumulated from                   For the period
                                                      from April 27,                    from April 27,
                                                           2001         For the year        2001
                                                      (Inception) to       ended       (Inception) to
                                                       December 31,     December 31,    December 31,
                                                           2002            2002             2001
                                                            $               $                $
Cash flows from operating activities

   Net loss for the period                                (89,296)        (54,959)        (34,337)

   Adjustments to reconcile loss to net cash used by operating activities:

      Amortization of intangible asset                      36,666          18,333          18,333
      Depreciation of property and equipment                 1,264           1,250              14
      Consulting and technical services                     10,573          10,370             203
      Legal                                                    530              30             500
                                                           --------        --------        --------
                                                           (40,263)        (24,976)         (15,287)
Changes in operating assets and liabilities:
Increase (decrease) in accounts payable                      5,338          (2,666)           8,004
                                                           --------        --------        --------
                                                           (34,925)        (27,642)          (7,283)
                                                           --------        --------        --------
Cash flows from investing activities

   Purchase of property and equipment                       (4,515)         (2,507)          (2,008)
   Purchase of license                                     (50,000)              -          (50,000)
                                                           --------        --------        --------
                                                           (54,515)         (2,507)         (52,008)
                                                           --------        --------        --------
Cash flows from financing activities

   Increase (decrease) in amount due to related party        8,907         (14,038)          22,945
   Issue of share capital for cash                          80,540          44,008           36,532
                                                           --------        --------        --------
                                                            89,447          29,970           59,477
                                                           --------        --------        --------

Increase (decrease) in cash and cash equivalents                 7            (179)             186

Cash, beginning of period                                        -             186               -
                                                           --------        --------        --------
Cash, end of period                                              7               7             186
                                                           ========        ========        ========

Non-cash Financing Activities

   Shares issued for services                               11,103          10,400             703
   Shares issued for license                                 5,000               -           5,000
                                                           --------        --------        --------
                                                            16,103          10,400           5,703
                                                           ========        ========        ========
Supplemental Disclosures

   Interest paid                                                 -               -               -
   Income tax paid                                               -               -               -

(The accompanying notes are an integral part of these financial statements.)

SALAMON GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

FROM APRIL 27, 2001 (INCEPTION) TO DECEMBER 31, 2002

(Expressed in U.S dollars)
-----------------------------------------------------------------------------------------------------------------


                                                                                      Deficit
                                                                                    Accumulated
                                                                      Additional     During the
                                             Number                    Paid-in      Development     Stockholders'
                                            of Shares    Par Value     Capital         Stage           Deficit
                                             Issued          $            $              $                $

Balance at April 27, 2001 (inception)              -           -             -               -                -

  Shares issued for cash                   1,850,324       1,850        34,682               -           36,532
  Shares issued for purchase of license
  (Note 4)                                 5,000,000       5,000             -               -            5,000
  Shares issued for services                 702,450         703             -               -              703
  Net loss for the period                          -           -             -         (34,337)         (34,337)
                                           ---------       -----        ------         --------         --------

Balance at December 31, 2001               7,552,774       7,553        34,682         (34,337)           7,898

  Shares issued for cash                     481,046         481        43,527               -           44,008
  Shares issued for services                 500,000         500         9,900               -           10,400
  Net loss for the year                            -           -             -         (54,959)         (54,959)
                                           ---------       -----        ------         --------         --------

Balance at December 31, 2002               8,533,820       8,534        88,109         (89,296)           7,347
                                           =========       =====        ======         ========         ========




















(The accompanying notes are an integral part of these financial statements.)

--------------------------------------------------------------------------------
SALAMON GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

(Expressed in U.S dollars)
--------------------------------------------------------------------------------


1.   Nature of Operations and Continuance of Business

     Salamon Group, Inc. (the "Company") was incorporated in the State of Nevada, USA, on April 27, 2001. The Company is a development stage company whose principal business plan is to seek earnings by exploiting technology held under a license agreement.

     In a development stage company, management devotes most of its activities in investigating business opportunities and further advancing its technologies. The ability of the Company to emerge from the development stage with respect to any planned principal business activity is dependent upon its successful efforts to raise additional equity financing and/or attain profitable operations. There is no guarantee that the Company will be able to complete any of the above objectives. At December 31, 2003, the Company had a working capital deficit of $14,238 and an accumulated deficit of $89,296. These factors raise substantial doubt regarding the Company's ability to continue as a going concern.

     On July 5, 2001, the Company entered into a licensing agreement with Space Globe Technologies Ltd. ("Space Globe"), a Canadian corporation. The agreement allows the Company to use certain technology with respect to a power cell technology used for internal and external electrical applications.


2.   Summary of Significant Accounting Policies

     (a) Cash and cash equivalents

         The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

     (b) Property and equipment

         Property and equipment are stated at cost. Amortization is provided over the estimate useful lives of each asset using the following annual rates.

                Computer equipment         3 years straight-line
                Office equipment           5 years straight-line

     (c) Intangible asset

         The cost to acquire a license was capitalized. The costs will be amortized on a straight-line basis over three years.

         The carrying value of the license is evaluated in each reporting period to determine if there were events or circumstances, which would indicate a possible inability to recover the carrying amount. Such evaluation is based on various analysis including assessing the Company's ability to bring the commercial applications to market, related profitability projections and undiscounted cash flows related to each application, which necessarily involved significant management judgement. Where an impairment loss has been determined, the carrying amount is written-down to fair market value. Fair market value is determined as the amount at which the license could be sold in a current transaction between willing parties. Management of the Company periodically evaluates the recoverability of intangible assets and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that an impairment exists.

--------------------------------------------------------------------------------
SALAMON GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

(Expressed in U.S dollars)
--------------------------------------------------------------------------------


2.   Summary of Significant Accounting Policies (continued)

     (d) Basic and Diluted Net Income (Loss) per Share

         The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share" (SFAS 128). SFAS 128 requires presentation of both basic and diluted earnings per shares (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is antidilutive.

     (e) Revenue recognition

         Revenues from the sale of products are recorded when the product is shipped, title and risk of loss have transferred to the purchaser, payment terms are fixed or determinable and payment is reasonably assured. Revenues from service contracts are recognized when performance of the service is complete or over the term of the contract.

     (f) Income Taxes

         The Company has adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109") as of its inception. The Company has incurred net operating losses as scheduled below:

                                        Amount          Year of
                Year of Loss               $          Expiration

                  2001                    27,366         2016
                  2002                    54,086         2017
                                       ----------
                                          81,452

         Pursuant to SFAS 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

         The components of the net deferred tax asset at the end of December 31, 2002 and 2001, and the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are scheduled below:

                                              2002              2001
                                                $                $

            Net Operating Loss               54,086           27,366
            Statutory Tax Rate                   34%              34%
            Effective Tax Rate                    -                -
            Deferred Tax Asset               18,389            9,304
            Valuation Allowance             (18,389)          (9,304)
                                           ---------        ---------
            Net Deferred Tax Asset                -                -
                                           =========        =========

--------------------------------------------------------------------------------
SALAMON GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

(Expressed in U.S dollars)
--------------------------------------------------------------------------------


 2.  Summary of Significant Accounting Policies (continued)

     (g) Use of estimates

         The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in these financial statements and the accompanying notes. Actual results could differ from those estimates.

     (h) Financial instruments

         The fair values of cash and equivalents, accounts payable, and amounts due to related parties approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

     (i) Comprehensive income

         SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at December 31, 2003, the Company has no items that represent a comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

     (j) Foreign Currency Transactions/Balances

         Transactions in currencies other than the U.S. dollar are translated at the rate in effect on the transaction date. Any balance sheet items denominated in foreign currencies are translated into U.S. dollars using the rate in effect on the balance sheet date.


3.   Property and Equipment

                                     Accumulated          Net book value
                          Cost      Depreciation        2002          2001
                            $             $              $             $

     Computer equipment    3,161          1,002         2,159         1,548
     Office equipment      1,354            262         1,092           446
     -----------------------------------------------------------------------

                           4,515          1,264         3,251         1,994
     -----------------------------------------------------------------------



4.   Intangible Asset

                                     Accumulated          Net book value
                          Cost      Depreciation        2002          2001
                            $             $              $              $

     License              55,000         36,666        18,334         36,667
     ---------------------------------------------------------------------------

--------------------------------------------------------------------------------
SALAMON GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

(Expressed in U.S dollars)
--------------------------------------------------------------------------------


4.   Intangible Asset (continued)

     The Company acquired the worldwide exclusive right to use, incorporate and market certain proprietary technology related to power cells (the "License") from Space Globe Technologies Ltd. ("Space Globe"), a related party (Note 6). The License was purchased on July 5, 2001 for $50,000 and five million common shares of the Company. These shares have been issued and had a par value of $0.00 1 per share for a total of $5,000. Under the terms of the License, the Company must pay a royalty of 3% of all gross sales to Space Globe. The License term is for five years and can be terminated by either party with 90 days written notice.


5.   Capital Stock

     (a) During the year ended December 31, 2002, 481,046 shares were issued for cash of $44,008 at an average price of $0.09 per share and 500,000 shares were issued for services valued at $10,400 at an average price of $0.02 per share.

     (b) During the period ended December 31, 2001, 1,850,324 shares were issued for cash of $36,532 at an average price of $0.02 per share and 702,450 shares were issued for services valued at $703 at an average price of $0.001 per share.

     (c) On July 5, 2001, 5,000,000 shares with a value of $0.001 per share were issued to acquire a license (see Note 4).

     (d) As at December 31, 2002, there are no preferred shares issued and outstanding.


6.   Related Party Transactions

     (a) Amounts owing to Space Globe are unsecured, non-interest bearing and are due on demand. Space Globe is related to the Company by way of a director and shareholder in common.

     (b) On July 5, 2001, the Company purchased a license related to certain power cell technology for cash of US$50,000 and five million common shares of the Company valued at US$5,000 from Space Globe (see Note 4).


7.   Subsequent Events

     Subsequent to December 31, 2002, the Company has:

     (a) issued 425,000 common shares for stated cash proceeds of $42,500 of which $16,200 has not been received, but is due by December 31, 2003.

     (b) issued 144,000 common shares, valued at $144, as payment for consulting services.

                                    PART III


ITEMS 1 AND 2.  INDEX TO AND DESCRIPTION OF EXHIBITS


EXHIBIT NO.                   DESCRIPTION                               PAGE NO.
----------- ----------------------------------------------------------- --------
            Articles of Incorporation..................................   E - 1
2.1

2.2         Bylaws ....................................................   E - 5

2.3         Initial List of Officers, Directors and Registered Agent...   E - 15

6.1         Technology License Agreement with Space Globe Technologies,
            Ltd........................................................   E - 18

7.1         Filings for Canadian Patent Application No. 2,357,766......   E - 27

                                   SIGNATURES






         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2003


                                    SALAMON GROUP, INC.




                                    By: /s/JOHN E. SALAMON
                                        ----------------------------------------
                                        John E. Salamon, President